AB 2/28



SECURI[TIES AND EXCHANGE COM]MISSION

07001618

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Nova Fund L.P.

OFFICIAL USE ONLY
FIRM ID. NO.


SEC MAIL
RECEIVED
FEB 2 8 2007
WASH, D.C.
156
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10022-7604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber | (212) 829-4490 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AB 3/9

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Fund L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

USHA N. RAMASWAMY
NOTARY PUBLIC, State of New York
No. 01RA6023456
Qualified in Richmond County
Commission Expires April 19, 2007



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) *Statement of Changes in Liabilities Subordinated to Claims of Creditors.*
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nova Fund L.P.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Nova Fund L.P.
New York, New York

We have audited the accompanying statement of financial condition of Nova Fund L.P. ("Fund"), including the condensed schedule of investments, as of December 31, 2006. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nova Fund L.P. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 5, 2007

Nova Fund L.P.

Statement of Financial Condition

December 31, 2006

Assets	
Investments in securities, at market value (Notes 1 and 2)	**$1,967,354,736**
Cash	**108,601**
Due from partners and affiliate (Note 3)	**25,616**
Accrued interest and dividends receivable	**5,634,090**
	$1,973,123,043
Liabilities and Partners' Capital	
Liabilities:	
Securities sold, not yet purchased, at market value (Notes 1 and 2)	**$1,303,133,525**
Due to broker (Note 1)	**55,622,953**
Accounts payable and accrued expenses (Note 4)	**4,693,773**
Total liabilities	**1,363,450,251**
Loan payable – subordinated (Note 4)	**150,000,000**
Commitment (Note 5)	
Partners' capital (Note 5)	**459,672,792**
	$1,973,123,043

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2006

Number of shares	Description	% of net assets	Market value
	Investments in securities (427.99%):		
	Equity securities (427.88%):		
	United States (427.88%):		
	Advertising	3.99%	$ 18,337,110
	Aerospace/Defense	1.68	7,701,267
	Agriculture	3.48	15,989,027
	Airlines	1.44	6,606,172
	Apparel	3.09	14,183,617
	Auto Manufacturers	.87	4,000,203
	Auto Parts & Equipment	4.05	18,614,285
	Banks:		
729,900	KeyCorp	6.04	27,758,097
679,042	Regions Financial Corp.	5.52	25,396,171
835,700	Wells Fargo & Co.	6.46	29,717,492
	Other	47.00	216,054,959
	Beverages	2.74	12,593,607
	Biotechnology	5.59	25,679,352
	Building Materials	4.62	21,225,138
	Chemicals	7.38	33,910,900
	Coal	2.40	11,009,360
	Commercial Services	14.04	64,537,202
	Computers	11.00	50,578,774
	Cosmetics/Personal Care	.55	2,514,236
	Distribution/Wholesale	1.19	5,477,995
	Diversified Financial Services	10.67	49,038,917
	Electric	11.81	54,289,859
	Electrical Components & Equipment	3.07	14,092,948
	Electronics	10.19	46,837,550
	Energy-Alternate Sources	1.75	8,065,379
	Engineering & Construction	1.98	9,118,975
	Entertainment	2.82	12,946,664
	Environmental Control	.88	4,036,830
	Equity Fund	1.30	5,977,660
	Food	3.13	14,399,549
	Food Service	.01	31,265
	Forest Products & Paper	8.46	38,896,241

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2006

Number of shares	Description	% of net assets	Market value
	Investments in securities (427.99%) (continued):		
	Equity securities (427.88%) (continued):		
	United States (427.88%) (continued):		
	Gas	.86%	$ 3,952,988
	Hand/Machine Tools	.25	1,133,855
	Healthcare-Products	6.86	31,526,550
	Healthcare-Services	4.50	20,701,799
	Holding Companies-Diversified	.83	3,812,978
	Home Builders	3.48	16,012,983
	Home Furnishings	1.97	9,062,484
	Household Products/Wares	1.76	8,092,407
	Housewares	.41	1,870,762
	Insurance	17.19	79,017,489
	Internet:		
71,086	Google Inc.	7.12	32,733,681
	Other	13.97	64,200,554
	Investment Companies	.74	3,394,608
	Iron/Steel	3.02	13,864,811
	Leisure Time	3.59	16,484,765
	Lodging	4.84	22,245,752
	Machinery-Construction & Mining	-	1,837
	Machinery-Diversified	4.96	22,787,473
	Media	15.24	70,041,836
	Metal Fabricate/Hardware	.78	3,591,330
	Mining	6.15	28,281,288
	Miscellaneous Manufacturing	4.86	22,366,988
	Office Furnishings	1.16	5,347,018
	Office/Business Equipment	.38	1,743,811
	Oil & Gas Products	12.49	57,404,781
	Oil & Gas Services	4.86	22,334,186
	Packaging & Containers	.80	3,707,838
	Pharmaceuticals	8.52	39,178,002
	Pipelines	7.96	36,611,965
	Real Estate	4.30	19,768,751
	REITS	19.31	88,765,848
	Retail	11.77	54,110,933

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2006

Number of shares	Description	% of net assets	Market value
	Investments in securities (427.99%) (continued):		
	Equity securities (427.88%) (continued):		
	United States (427.88%) (continued):		
	Savings & Loans	**5.13%**	**$ 23,577,493**
	Semiconductors	**8.93**	**41,043,071**
	Software	**8.02**	**36,889,202**
	Telecommunications	**29.92**	**137,530,356**
	Toys/Games/Hobbies	**1.61**	**7,399,723**
	Transportation	**8.55**	**39,304,372**
	Trucking & Leasing	**.19**	**905,244**
	Water	**1.40**	**6,437,493**
	Total equity securities (cost $1,914,342,569)	**427.88**	**1,966,856,106**
	Options (.11%):		
	United States (.11%):		
	Aerospace/Defense	**-**	**40**
	Computers	**.03**	**152,658**
	Diversified Financial Services	**.01**	**18,400**
	Index	**.04**	**165,293**
	Internet	**.02**	**111,008**
	Miscellaneous Manufacturing	**-**	**11,803**
	Pharmaceuticals	**-**	**8,025**
	Telecommunications	**.01**	**31,403**
	Total options (cost $637,155)	**.11**	**498,630**
	Total investments in securities (cost $1,914,979,724)	**427.99%**	**$1,967,354,736**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2006

Number of shares	Description	% of net assets	Market value
	Securities sold, not yet purchased (283.49%):		
	Equity securities (283.26%):		
	United States (283.26%):		
	Advertising	**.01%**	**$ 52,978**
	Aerospace/Defense	**2.07**	**9,525,823**
	Agriculture	**1.26**	**5,794,877**
	Airlines	**1.17**	**5,397,989**
	Apparel	**.49**	**2,241,027**
	Auto Manufacturers	**.77**	**3,518,659**
	Auto Parts & Equipment	**2.32**	**10,642,894**
	Banks	**15.83**	**72,772,240**
	Beverages	**1.38**	**6,350,841**
	Biotechnology	**9.69**	**44,553,170**
	Building Materials	**1.63**	**7,499,020**
	Chemicals	**2.40**	**11,026,925**
	Coal	**.75**	**3,434,209**
	Commercial Services	**11.51**	**52,906,456**
	Computers	**10.55**	**48,515,943**
	Cosmetics/Personal Care	**.86**	**3,947,603**
	Distribution/Wholesale	**1.48**	**6,783,657**
	Diversified Financial Services	**7.26**	**33,360,007**
	Electric	**5.02**	**23,054,545**
	Electrical Components & Equipment	**2.68**	**12,324,609**
	Electronics	**7.85**	**36,080,160**
	Energy-Alternate Sources	**3.84**	**17,645,507**
	Engineering & Construction	**1.50**	**6,900,966**
	Entertainment	**.70**	**3,206,503**
	Environmental Control	**1.04**	**4,797,212**
	Food	**6.35**	**29,203,084**
	Forest Products & Paper	**1.89**	**8,680,205**
	Gas	**2.17**	**9,956,316**
	Hand/Machine Tools	**.44**	**2,006,803**
	Healthcare-Products	**12.94**	**59,473,075**
	Healthcare-Services	**5.84**	**26,854,364**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2006

Number of shares	Description	% of net assets	Market value
	Securities sold, not yet purchased (283.49%) (continued):		
	Equity securities (283.26%) (continued):		
	United States (283.26%) (continued):		
	Holding Companies-Diversified	.15%	$ 689,357
	Home Builders	2.94	13,506,318
	Home Furnishings	.77	3,523,620
	Household Products/Wares	2.42	11,102,391
	Housewares	.40	1,849,118
	Insurance	5.90	27,120,179
	Internet	14.30	65,733,173
	Investment Companies	2.38	10,948,750
	Iron/Steel	1.64	7,560,365
	Leisure Time	1.79	8,206,014
	Lodging	3.14	14,447,408
	Machinery-Construction & Mining	.27	1,224,100
	Machinery-Diversified	2.29	10,510,648
	Media	2.44	11,223,769
	Metal Fabricate/Hardware	2.13	9,780,647
	Mining	11.47	52,710,547
	Miscellaneous Manufacturing	2.92	13,438,305
	Office Furnishings	.19	850,462
	Office/Business Equipment	-	22,654
	Oil & Gas	12.77	58,721,284
	Oil & Gas Services	4.39	20,201,427
	Packaging & Containers	.28	1,281,638
	Pharmaceuticals	14.63	67,260,727
	Pipelines	.40	1,846,440
	Real Estate	.50	2,320,452
	REITS	7.27	33,399,243
	Retail	19.35	88,928,188
	Savings & Loans	2.68	12,339,219
	Semiconductors	15.14	69,589,604
	Software	9.08	41,753,366
	Storage/Warehousing	.46	2,104,822

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2006

Number of shares	Description	% of net assets	Market value
	Securities sold, not yet purchased (283.49%) (continued):		
	Equity securities (283.26%) (continued):		
	United States (283.26%) (continued):		
	Telecommunications	**7.97%**	**$ 36,644,727**
	Textiles	**.54**	**2,500,086**
	Toys/Games/Hobbies	**.18**	**839,459**
	Transportation	**4.94**	**22,739,012**
	Trucking & Leasing	**.02**	**69,328**
	Water	**1.43**	**6,565,736**
	Total equity securities (proceeds $1,284,141,420)	**283.26**	**1,302,060,250**
	Options (.23%):		
	United States (.23%):		
	Aerospace/Defense	**.03**	**120,840**
	Computers	**.06**	**270,868**
	Diversified Financial Services	**-**	**22,775**
	Index	**.09**	**412,347**
	Internet	**.04**	**193,295**
	Miscellaneous Manufacturing	**.01**	**34,775**
	Pharmaceuticals	**-**	**8,800**
	Telecommunications	**-**	**9,575**
	Total options (proceeds $1,228,260)	**.23**	**1,073,275**
	Total securities sold, not yet purchased (proceeds $1,285,369,680)	**283.49%**	**$1,303,133,525**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Summary of Business and Significant Accounting Policies

Business

Nova Fund L.P. ("Fund") is a Delaware-based limited partnership. The Fund trades primarily in equity securities and options and may engage in index futures transactions to manage its desired level of risk. The Fund is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Fund is also registered with the Commodity Futures Trading Commission ("CFTC") as a commodity pool operator.

The Fund has an agreement with a clearing broker ("Broker") to clear securities transactions and perform certain recordkeeping functions (Note 1). Therefore, the Fund operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Fund is comprised of the General Partner, Renaissance Technologies Corp. ("General Partner") and Medallion RMP Fund, L.P., Medallion USA L.P., Medallion Associates L.P., Medallion Capital Investments Ltd., Medallion Fund L.P. and Medallion International Ltd. (collectively referred to as "limited partners").

The Fund will terminate on December 31, 2020, or upon the prior withdrawal, insolvency or dissolution of the General Partner.

Securities Transactions and Portfolio Valuations

Securities transactions are recorded on a trade date basis. The Fund's investments in securities are valued at market value on the financial statement date based upon the last reported sales price on the largest recognized exchange traded market on which they are traded or, if no trading took place on that date, at the last quoted bid price for investments owned and the last quoted ask price for securities sold, not yet purchased.

Cash

The Fund maintains cash balances at one major financial institution. At times, the amount on deposit at this institution exceeded the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Summary of Business and Significant Accounting Policies

Income Taxes

No income tax provision has been made in the accompanying statement of financial condition since the partners are required to report their respective shares of the Fund's income on their individual tax returns.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from these estimates.

New Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2006, the Fund does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of income for a fiscal year.

1. Clearing Agreement

The Fund has an agreement with a brokerage firm to carry its customer account. The broker has custody of the Fund's securities and, from time to time, cash balances which may be due from this broker.

These securities and cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Fund is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

2. Financial Instruments and Related Risks

The Fund operates as an investor in marketable securities and is exposed to market risks resulting from changes in the market value of its investments.

Securities sold, not yet purchased by the Fund may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. A gain, limited to the price at which the Fund sold the securities short, or a loss, unlimited in amount, will be recognized. The Fund has recorded this obligation in the statement of financial condition at the respective December 31, 2006 market values of the securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the statement of financial condition.

The Fund operates a separate line of business as a market maker in options. In the normal course of business, the Fund purchases and writes options. An option gives the owner the right, but not the obligation, to buy ("call option") or sell ("put option") a specified item at a fixed price during a specified period for a nonrefundable fee (the "premium"). The maximum loss to the buyer of an option is the cost of the premium. The writer of a call option has to bear the risk of an unfavorable change in the value underlying the option and, unless an offsetting long position is owned, the loss is unlimited. The loss to the writer of a put option is limited to the exercise price of the option, less the premium collected on its sale.

3. Related Party Transactions

As of December 31, 2006, the Fund had a $17,347 due from partner balance resulting from dividend tax withholdings paid by the Fund on behalf of its foreign limited partners, which is included in due from partners and affiliate.

4. Loan Payable - Subordinated

The Fund has a revolving subordinated loan amounting to $150,000,000 at December 31, 2006. The loan bears interest at the federal funds rate plus .82% and matures on August 28, 2008. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such loan is required for the Fund's continued compliance with minimum net capital requirements, it may not be repaid. At December 31, 2006, the Partnership has a payable of $791,854 for interest on the loan and is included in accounts payable and accrued expenses.

5. Regulatory Net Capital Requirements

As a registered broker/dealer, the Fund is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At December 31, 2006, the Fund had regulatory net capital of $192,837,664 and a regulatory net capital requirement of $312,918. The Fund's ratio of aggregate indebtedness to regulatory net capital was .02 to 1 at December 31, 2006.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

The Partners
Nova Fund L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Nova Fund L.P. (the "Fund") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Fund's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control. Accordingly, we do not express an opinion on the effectiveness of the Fund's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Fund including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



BDO Seidman, LLP
Accountants and Consultants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 5, 2007

END